Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 3, 2018

Relating to Preliminary Prospectus dated October 1, 2018

Registration No. 333-227237

Kodiak Sciences Inc.

This free writing prospectus relates to the public offering of common stock of Kodiak Sciences Inc. and should be read together with the preliminary prospectus dated October 1, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock. The most recent Registration Statement can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1468748/000119312518289441/d516071ds1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial public offering price:	$10.00 per share

Common stock offered by us:	9,000,000 shares

Underwriters’ option to purchase

additional shares of common stock

from us:	1,350,000 shares

Use of proceeds:	We estimate that the net proceeds from this offering will be approximately $80.1 million, or approximately $92.7 million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As a result, we currently expect to use the net proceeds from this offering together with our existing cash and cash equivalents as follows:

•

approximately $40 million to advance KSI-301 through completion of enrollment of the global Phase 2 clinical trial in the U.S., EU and rest of the world in patients with wet AMD as well as through completion of a Phase 1b clinical trial;

•

approximately $25 million to advance KSI-301 into Phase 2 clinical trials in China for wet AMD and DME/DR and through an administrative interim analysis in each of the studies (anticipated to occur when approximately 200 patients have completed approximately six months of treatment duration, per study);

•	approximately $15 million to advance KSI-301 into the global Phase 2 clinical trial in the U.S., EU and rest of the world in patients with DME/DR; and

•	the remainder for research and development of our pipeline including KSI-501, to initiate additional clinical studies in ophthalmology and for working capital and other general corporate purposes.

Purchases by existing

securityholders or their affiliates:	Investment entities affiliated with certain of our principal stockholders and certain of our other existing securityholders have agreed to purchase an aggregate of 5,750,000 shares of our common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these investment entities as they will on any other shares sold to the public in this offering.

Kodiak Sciences has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Kodiak has filed with the SEC for more complete information about Kodiak Sciences and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or email dg.prospectus_requests@baml.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email barclaysprospectus@broadridge.com.